                                                                 Exhibit (a)(12)

                                                           Paris, March 10, 1999

                          STRONG IMPROVEMENT IN RESULTS

The Supervisory Board of Pinault-Printemps-Redoute, chaired by Ambroise Roux, met March 10, 1999 and approved the Group's audited parent company and consolidated results as at December 31, 1998, as presented by the Management Board.

                                          IN EURO$ MILLIONS       CHANGE        IN FF MILLIONS
CONSOLIDATED FIGURES                      1998        1997          %          1998        1997
                                        ---------   ---------    ---------   ---------   ---------
                                          EURO$       EURO$
Revenues                                 16,514.7    13,595.2      + 21.5%     108,329      89,179
Operating income                            911.2       655.1      + 39.1%       5,977       4,297
Net income before goodwill amort.           565.9       437.7      + 29.3%       3,712       2,871
Net income                                  507.8       400.9*     + 26.7%       3,331       2,630*
                                        ---------   ---------    ---------   ---------   ---------
Diluted Earnings per share (EURO$/FF)        4.31        3.56      + 21.1%       28.27       23.34
Proposed Dividend (EURO$/FF)                 1.44        1.19      + 21.1%        9.45        7.80
                                        ---------   ---------    ---------   ---------   ---------
Cashflow                                    795.9       601.4      + 32.3%       5,221       3,945
Capital expenditure                         346.4       251.1      + 37.9%       2,272       1,647
                                        ---------   ---------    ---------   ---------   ---------
Shareholders' Equity                      3,707.9     3,040.4      + 22.0%      24,322      19,944
Net debt                                  3,081.9     2,113.8      + 45.8%      20,216      13,866

* published 1997 net income, excluding the impact of non-recurring elements resulting from the sale of Prisunic. After non-recurring elements, 1997 net income was EURO$ 434,9m (FF 2,853 m).

                            SUSTAINED ORGANIC GROWTH

Sales increased by 21.5%. On a comparable structure and exchange rate basis, 1998 sales rose by 5.9%.

This organic growth is due to an increase of:

-        + 6.6% in the retail division

-        + 4.7% in the business to business division

-        + 8.2% in the international trade division

In 1998, international sales grew by 51.8%, rising to 44.2% of Group sales (35.4% in 1997). This growth reflects the acquisition of Brylane (the fourth largest mail-order company in the USA) and Guilbert (European leader in the distribution of office supplies and furniture). In addition, internationalization of the Conforama and Fnac activities through the opening of stores in

Spain and Portugal, and further acquisitions for Rexel aimed at strengthening its worldwide presence (Australia and New Zealand) have significantly boosted the share of international sales.

                        FURTHER INCREASE IN PROFITABILITY

CONSOLIDATED OPERATING INCOME ROSE BY 39.1%, amounting to EURO$ 911.2 m
(FF 5,977 m). An improvement in the gross margin and strict cost management have enabled an increase in the operating margin in all divisions. The operating margin increased by 0.7 point to 5.5%, compared with 4.8% in 1997.

NET FINANCIAL COSTS WERE EURO$ 63.3 m (FF 415 m), compared with EURO$ 24.7 m (FF 162 m) in 1997. This reflects the major acquisitions completed during the year. The fall in interest rates somewhat offset this effect.

THE SHARE IN EARNINGS FROM EQUITY AFFILIATES amounted to EURO$ 126.7 m
(FF 831 m). The contribution from the Financial Services division rose by 24.8% against 1997 to EURO$ 119.7 m (FF 785 m). Average outstanding loans and new loan production for the division increased by 11.3% and 13.3% respectively.

MINORITY INTERESTS totaled EURO$ 97.6 m (FF 640 m). The EURO$ 42.2 m (FF 277 m) increase is largely due to minority interests in Guilbert and Brylane.

GROUP SHARE OF NET INCOME BEFORE GOODWILL AMORTIZATION reached EURO$ 565.9 m (FF 3,712 m), up 29.3% compared with 1997 recurring income.

Thus, after goodwill amortization, GROUP SHARE OF NET INCOME amounted to EURO$ 507.8 m (FF 3,331 m) up 26.7% compared with 1997 recurring net income.

DILUTED EARNINGS PER SHARE progressed by 21.1% as a result of the dilution from the 1998 capital increase to remunerate the acquisition of Guilbert shares.

                               FINANCIAL STRUCTURE

CASH FLOW increased by 32.3% to EURO$ 795.9 m (FF 5,221 m). Combined wit the improvement in working capital, it largely covers capital expenditure in 1998 which totaled EURO$ 346.4 m (FF 2,272 m), up 37.9%. Thus, free operating cash flow generated during the year amounted to EURO$ 476.7 m (FF 3,127 m).

NET FINANCIAL INVESTMENTS amounted to EURO$ 808.7 m (FF 5,305 m).

NET DEBT rose from EURO$ 2,113.8 m (FF 13,866 m) to EURO$3,081.9 m (FF 20,216 m) and the debt to equity ratio rose from 0.69 at year end 1997 to 0.83.

In 1998, parent company earnings reached FF 873 m against FF 630 m in 1997. Net income totaled FF 1,555 m.

 At the Annual General Meeting on 27 May 1999, the Supervisory Board will recommend the distribution of a dividend of 9.45 francs (1.44 EURO$) per share, combined with a tax credit of 50% for individual shareholders. Subject to approval from the AGM, this dividend will be paid on July 1, 1999.

                                  OUTLOOK 1999

Since the beginning of the year, the favorable 4th quarter trends in the retail division have continued. In the Business to business division, the trend remains positive. At end February, including the integration of Brylane, Group revenues were up 11.3%.

In 1999, the Group will pursue a sustained development programme by organic growth (in particular with the opening of 100,000 sqm, or +12% of new sales area) and by acquisitions.

Rexel acquired five companies in February 1999, generating combined annualised revenues of 85.4 M EURO$ (560 MF), thereby strengthening its positions in Europe and in connectors and industrial automates.

An agreement has been signed with the independent directors of Brylane permitting the purchase of the outstanding shares at a price of $24.5 for a maximum amount of $211 million.

Announcing the results, Monsieur Serge Weinberg, Chairman of the Management Board, declared:

These results are in line with our strategy to become world leader in specialized distribution and services. 1998 has been an eventful year, with strong progress in the international development of our activities and two major strategic acquisitions (Brylane in the United States and Guilbert in office supplies distribution). The dynamic organic growth has helped us to gain market share and improve our operating performance.

                  European Press Contract:           Sylvie Noque
                                                     Pinault-Printemps-Redoute
                                                     011-33-1-44-90-63-76

                  U.S. Press Contacts:               Ruth Pachman / Roy Winnick
                                                     Kekst and Company
                                                     (212) 521-4891 or 4842